Exhibit 3.2

ARTICLES OF MERGER
OF
BLAST ACQUISITION CORP.
a Nevada Corporation
INTO
PACIFIC ENERGY DEVELOPMENT CORP.
a Nevada Corporation
(Pursuant to Nevada Revised Statutes Chapter 92A)

FIRST:  The name of the surviving entity is Pacific Energy Development Corp., and the place of its organization is the jurisdiction of Nevada (the “Corporation”).  The name and place of organization of the entity being merged into the surviving entity is Blast Acquisition Corp., organized in the jurisdiction of Nevada (the “Merging Corporation”).

SECOND:  The Agreement and Plan of Reorganization, dated as of January__, 2012, by and among Blast Energy Services, Inc., a Texas corporation, the Corporation and the Merging Corporation (the “Plan of Reorganization”) was adopted by each of the Corporation and the Merging Corporation in accordance with the requirements of NRS 92A.200.

THIRD: The Plan of Reorganization was approved by the required consents of the stockholders of each of the Corporation and the Merging Corporation.

FOURTH:  The complete signed Plan of Reorganization is on file at the place of business of the surviving entity located at 4125 Blackhawk Plaza Circle, Suite 201 A, Danville, California 94506, and a copy of the Plan of Reorganization will be furnished by the Corporation on request and without cost to any owner or any entity which is a party to this merger.

FIFTH:  All entities party to this merger have complied with the laws of their respective jurisdiction of organization concerning this merger.

SIXTH:  This merger shall be effective as of the date of this filing.

BLAST ACQUISITION CORP., a Nevada Corporation	PACIFIC ENERGY DEVELOPMENT CORP., a Nevada Corporation
______________________________	______________________________
Roger P. (Pat) Herbert, President	Frank Ingriselli, President